March 11, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Nano Nuclear Energy Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-288982) (the “Registration Statement”) Concurrence in Acceleration Request

Dear Ms. Brown:

TD Securities (USA) LLC, UBS Securities LLC and Piper Sandler & Co. (collectively, the “Sales Agents”), solely acting as sales agents on a best efforts basis in an “at the market” offering pursuant to a prospectus included in the Registration Statement (the “ATM Prospectus”), hereby concurs in the request by the Company that the effective date of the above-Registration Statement be accelerated to 4:00 p.m. Eastern Time on March 13, 2026 or as soon as practicable thereafter pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agents affirm that they aware of their obligations under the Securities Act as they pertain to the “at the market” offering pursuant to the ATM Prospectus.

Very truly yours,

TD SECURITIES (USA) LLC

By:	/s/ Michael Murphy
Name:	Michael Murphy
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Hilbert Chen
Name:	Hilbert Chen
Title:	Director

By:	/s/ Amine Bellahsni
Name:	Amine Bellahsni
Title:	Associate Director

PIPER SANDLER & CO.

By:	/s/ Connor Leahey
Name:	Connor Leahey
Title:	Director